UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, other than Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File Nos. 333-267724 and 333-275940) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Cazoo’s Transition to Pure-Play Automotive Marketplace Business Model

On March 6, 2024, Cazoo Group Ltd (“Cazoo” or “the Company”) issued a press release announcing its intention to transition to a marketplace business model, leveraging the strength of the Cazoo brand and the market-leading ecommerce platform it has built in online automotive retailing for the benefit of the 13,000 car dealers operating in the UK’s highly fragmented used car market.

On December 6, 2023, Cazoo completed a series of transactions to restructure its capital structure and a new Board of Directors (the “Board”) was appointed. Since their appointment, the members of the Cazoo Board have reviewed the strategic options for the Company and believe that a pivot to a pure-play marketplace business model is the best direction for Cazoo and all its stakeholders. We believe this transition will leverage our key advantages, which include our brand, which we believe is recognisable and trusted nationwide, and our technology platform, which, in our view, provides a market leading customer experience, and which will build on the demand from customers and UK dealers to transact online.

The adoption of a marketplace model leverages Cazoo’s market-leading ecommerce platform and the more than £100 million investment in the Cazoo brand. The brand is now one of the top five most recognised UK automotive brands and has enabled Cazoo to sell close to 160,000 retail cars entirely online since 2019. The Board believes Cazoo will bring fresh opportunities for dealers in the highly fragmented used car market, providing Britain’s car dealers with an online platform to offer their vehicles to the one million consumers on average who visit Cazoo’s website every month. Cazoo will support interactions between consumers and car dealers across a variety of business models, including enabling them to use the Cazoo platform to complete their transactions fully online.

Cazoo will leverage its substantial customer and data resources, including the 185,000 valuations it provides every month to consumers looking to sell their car. Based on this and its other proprietary pricing data, Cazoo is well-positioned to offer car dealers valuable customer and market analytical insights to support their sales and marketing activities and to help them source new stock in the UK’s currently stock-constrained used car market.

To achieve this transition, beginning March 6, 2024, Cazoo will be unwinding its inventory through retail and wholesale channels. The Company will also make changes to its operations in line with a pure-play marketplace model, such as exiting fulfilment operations and reducing headcount by approximately 90% to focus on its ecommerce technology platform, proprietary data, brand, and its digital marketing and commercial functions. We expect to substantially complete the workforce reduction, as well as the disposition of our inventory, in the next couple of months.

Management Change

Following the conclusion of the Board’s review of the business and with a new strategic direction agreed and in place, Paul Whitehead has made the decision that now is the right time to step back as CEO. Mr. Whitehead has been with Cazoo for more than five years, having joined at its inception as Chief Operating Officer. Since his appointment as CEO, Mr. Whitehead has successfully focused Cazoo on the business’s core UK retail opportunity, delivered improved gross profit per unit quarter on quarter, significantly reduced costs and extended the company’s cash runway. He oversaw completion of a restructure of the company’s debt before leading the Board’s recent strategic review of Cazoo’s business model.

Mr. Whitehead will step back as CEO at the end of March but will remain with Cazoo as a strategic adviser to support its transition to the new business model until the parties determine otherwise, which will not be earlier than May 15, 2024.

In addition, as previously disclosed on February 1, 2024, Paul Woolf, our chief financial officer, has entered into an amendment to his employment agreement that provides that he will continue in his position until April 30, 2024, or such later date as our chief financial officer and the Company may subsequently agree in writing.

Update on NYSE Listing

As previously disclosed, in connection with the Company’s debt/equity exchange in December 2023, the Company committed that it would remain listed on the New York Stock Exchange (the “NYSE”) until at least March 20, 2024, but would have no obligation to remain listed or registered with the Securities and Exchange Commission (“SEC”) after that date. The Company’s board has been evaluating the Company’s liquidity and cost structure, including the costs of being a publicly reporting company, and whether the benefits of being a publicly reporting and listed company outweigh the costs. As part of its efforts to conserve cash, the Company has notified the parties to its registration rights agreement that the Company may delist from the NYSE and deregister its securities in accordance with applicable SEC regulations.

Update on M&A and Liquidity

As previously disclosed, Cazoo needs to raise additional outside capital before the beginning of the second half of 2024 or alternatively satisfy its liquidity needs through a successful strategic transaction, which has not been accomplished to date. The requirement for additional capital before the beginning of the second half of 2024 will remain the case notwithstanding Cazoo’s pivot to a marketplace model. Cazoo currently has no firm commitments from prospective investors and there can be no assurance that Cazoo will be able to raise the needed funds on a timely basis or will be successful in pursuing a strategic transaction.  The Board also continues to review strategic initiatives which may be available to the Company, including asset sales, mergers, sales of the business or parts thereof, joint ventures or filing for administration or bankruptcy. For more information on our liquidity and other risks associated with our business see “Risk Factors” included in Exhibit 99.2 hereto, which is incorporated by reference herein.

Risk Factors and Forward-Looking Information

The Company is filing updated risk factors describing the risks and uncertainties that may affect the Company and an updated cautionary statement on forward-looking information. The updated risk factors and statement on forward-looking information are filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Cazoo Announces Transition to Pure-Play Automotive Marketplace Business Model
99.2	Updated Risk Factors
99.3	Updated Cautionary Statement on Forward Looking Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: March 6, 2024	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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